April 6, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 7, 2010, of EntreMed, Inc. and are in agreement with the statements contained in the first sentence of the second paragraph and in the third paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP